Exhibit 16.1

July 27, 2021

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Superior Energy Services, Inc. and, under the date of March 26, 2021, we reported on the consolidated financial statements of Superior Energy Services, Inc. as of and for the years ended December 31, 2020 and 2019. On July 23, 2021, we were dismissed. We have read Superior Energy Services, Inc.’s statements included under Item 4.01 of its Form 8-K dated July 27, 2021, and we agree with such statements, except that we are not in a position to agree or disagree with Superior Energy Services, Inc.’s statement that our dismissal was approved by the Audit Committee and we are not in a position to agree or disagree with the any of the Company’s statements in Item 4.01(b), New Independent Public Accounting Firm.

Very truly yours,

/s/ KPMG LLP